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       Courier 10pt type, 60 line page








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
_____________________________________________________________________________

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM  S-8

           Registration Statement Under the Securities Act of 1933

                         ROYAL SILVER MINES, INC.
           (Exact name of registrant as specified in its charter)
                 (Formerly Consolidated Royal Mines, Inc.)

                    UTAH                        87-0306609
        (State or other jurisdiction,        (I.R.S. Employer
         incorporation or organization)     Identification No.)

               10220 N. Nevada, Suite 230,  Spokane, WA  99218
                   (Address of principal executive offices)

                             (509) 466-3144
          (Registrant's telephone number, including area code)

    1992 STOCK OPTION AND STOCK AWARD PLAN OF ROYAL SILVER MINES, INC.
                       (Full title of the plan)

                    Carlos M. Chavez, Legal Counsel
       331 S. Rio Grande St., Suite 208, Salt Lake City, UT 84101
                             (801) 534-1132
            (Name, address, including zip code, and telephone
             number, including area code of agent for service)

Title of                     Proposed      Proposed
each class                   maximum       maximum
of security     Amount       offering      aggregate   Amount of
to be           to be        price per     offering    registration
registered      registered   share <F1>     price       fee
__________      __________   __________    _________   __________
Common stock,
par value
$.01 per share    831,775      $0.875       $727,803     $220.52

<F1>  Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 and based upon the average of the Nasdaq high and low prices for shares of common stock of Royal Silver Mines, Inc. as reported by the Dow Jones News/Retrieval service on December 31, 1996.

The Exhibit Index appears on page 2 of the sequentially numbered pages of this registration statement.

This registration statement, including exhibits, contains 6 pages.

_____________________________________________________________________________

Pursuant to Instruction E of the General Instructions to Form S-8, the contents of the original Registration Statement on Form S-8, filed by the Company on July 17, 1995, is incorporated herein by reference.

ITEM 8.     EXHIBITS.

Copies of the following documents are being furnished as exhibits required by Item 601 of Regulation S-K, promulgated under the Securities Act and the Exchange Act. The SEC reference number refers to the exhibit table in Item 601 of Regulation S-K.

                        EXHIBIT INDEX

SEC          Exh.                              Sequential Page No.
Reference    No.   Document                        of Location
---------    ----  ---------------------------  -----------------

  4          4.1   1992 Stock Option and Stock             *
                   Award Plan with Amendment
                   No. 1 to the Plan

  4          4.2   Ratification of the Plan                4


  5          5.1   Opinion of Counsel                      5
                   regarding legality

  23         5.1   Consent of Counsel                      5


  23         23.1  Letter from and Consent
                     of Auditor                            6

  24         24.1  Power of Attorney                       7

* Incorporated by reference to the Form S-8 Registration Statement filed on July 17, 1995.

EX-4.2
                RATIFICATION BY THE BOARD OF DIRECTORS
        ESTABLISHING ADDITIONAL AMOUNT OF SHARES TO BE REGISTERED
          PURSUANT TO AMENDMENT NO. 1 TO THE 1992 STOCK OPTION
           AND STOCK AWARD PLAN OF ROYAL SILVER MINES, INC.

   WHEREAS, Royal Silver Mines, Inc. (the "Company") adopted the 1992 Stock Option and Stock Award Plan of Royal Silver Mines, Inc. (the "Plan") by approval of the Board of Directors (the "Board") on January 10, 1992, and by approval of the Company shareholders on January 31, 1992;

   WHEREAS, Amendment No. 1 to the Plan was approved by the Board on June 7, 1995, and approved by the shareholders on June 17, 1995, and the Board caused 237,500 shares to be registered by Registration Statement previously filed on Form S-8; and

   WHEREAS, this Ratification is made pursuant to the authority granted by the shareholders to the Board under Amendment No. 1, and is authorized by the unanimous consent of the Board, as recorded by resolution of the Board of Directors.

   NOW, THEREFORE, the Plan, as amended, is hereby ratified to permit the aggregate registration of up to a total of 1,069,275 shares of the Company's common stock that may be issued subject to the terms of the Plan, or if already issued, that their issuance is hereby ratified under the Plan and made a part of the registration being put into effect by the filing of this Form S-8, as follows:

  1. As of December 31, 1996, there was a total of 10,692,732 shares of issued and outstanding common stock of the Company. The Plan authorizes up to ten percent of issued and outstanding common shares to be registered and administered under the Plan. Therefore as of December 31, 1996, 1,069,275 Company shares are authorized to be registered.

  2. The Registration Statement shall be amended by short-form registration to cause the number of registered shares to be increased by 831,775, such that the total of shares registered under authority of Form S-8 will increase from 237,500 to 1,069,275, all of which shall be registered and eligible for issuance as free-trading stock.

  3. Except as amended hereby, the Plan remains unmodified and in full force and effect.

EX-5.1

                   CARLOS M. CHAVEZ, ATTORNEY AT LAW
                 331 SOUTH RIO GRANDE STREET, SUITE 208
                      SALT LAKE CITY, UTAH 84101
               TELE:  801/534-1132    FAX:  801/534-1129

December 31, 1996

Board of Directors
ROYAL SILVER MINES, INC.
N. 10220 Nevada, Suite 230
Spokane, Washington  99218

RE:  Registration of Additional Shares Under Employee Stock Plan,
     Short-Form Registration Statement on Form S-8

Dear Board:

I have acted as counsel to Royal Silver Mines, Inc., a Utah corporation (the 'Company'), in connection with the preparation and filing of a Registration Statement on Form S-8 (the 'Registration Statement') to be filed with the Securities and Exchange Commission on or after December 31, 1996, pertaining to the registration of additional securities consisting of 831,775 shares of the Company's common stock, $0.01 par value (the 'Shares') being registered in connection with the Company's 1992 Stock Option and Stock Award Plan, as amended (the 'Plan').

I have reviewed the Articles of Incorporation and Bylaws of the Company, the meeting minutes and resolutions of the Board of Directors and share-holders of the Company, the Form S-8 Registration Statement, the Plan, relevant prospectuses and other such documents as appropriate. As to factual matters, I have relied upon a certificate supplied to me by an officer of the Company. In rendering the opinion expressed herein, I have assumed, upon reasonable investigation, the validity of all documents and the accuracy of all information supplied to me by the Company.

Based upon the foregoing, I am of the opinion that when the Registration Statement becomes effective, all such Shares being registered pursuant to the Registration Statement, and all such registered Shares as they are issued and paid for in accordance with the Plan, will have been duly authorized and will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Carlos M. Chavez
Attorney at Law
cc:  Williams & Webster, P.S.

EX-23.1

                                [COMPANY LOGO]
                            WILLIAMS & WEBSTER, P.S.
                          601 W. Riverside, Suite 1970
                             Spokane, WA 99201-0611
                                  509-838-5111

December 31, 1996


            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the use of our audit report dated December 13, 1996 (and to all references to our Firm), included in or made a part of the Form S-8 registration statement of Royal Silver Mines, Inc. and its affiliated subsidiaries, as filed on or about December 31, 1996.


/s/ Williams & Webster, P.S.

WILLIAMS & WEBSTER, P.S.
















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                                        4

EX-24.1

                             POWER OF ATTORNEY

         We, the undersigned officers and directors of Royal Silver Mines, Inc., hereby severally constitute Robert E. Jorgensen and Carlos M. Chavez, as our true and lawful attorney-in-fact with full power to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Royal Silver Mines, Inc., to comply with the provisions of the Securities Act of 1933 as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney-in-fact, to said Registration Statement and any and all amendments thereto.

        Witness our hands on the date set forth below.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                                 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on the thirty-first day of December, 1996.

REGISTRANT:    ROYAL SILVER MINES, INC.

/s/ Robert E. Jorgensen
_____________________________
Robert, E. Jorgensen, Executive Vice-President

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated: December 31, 1996

BY ITS CHIEF EXECUTIVE OFFICER:

/s/ Howard M. Crosby
_____________________________
Howard M. Crosby, Chief Executive Officer

BY ITS PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

/s/ Robert E. Jorgensen
_____________________________
Robert E. Jorgensen, Treasurer and Controller

Dated: December 31, 1996

BY A MAJORITY OF ITS BOARD OF DIRECTORS:

/s/ Howard M. Crosby
_____________________________________
HOWARD M. CROSBY, BOARD CHAIRMAN(*)

/s/ Robert S. Jorgensen
_____________________________________
ROBERT S. JORGENSEN, DIRECTOR(*)

/s/ Spenst Hansen
_____________________________________
SPENST HANSEN, DIRECTOR(*)

/s/ E. Hal Cameron
_____________________________________
E. HAL CAMERON, DIRECTOR(*)

/s/ Carlos M. Chavez
_____________________________________
CARLOS M. CHAVES, DIRECTOR(*)

/s/ James W. Prier
_____________________________________
JAMES W. PRIER, DIRECTOR(*)

/s/ Ronald Kitching
_____________________________________
RONALD KITCHING, DIRECTOR (*)

(*) Executed pursuant to Power of Attorney, as previously authorized, to ratify and confirm these persons' signatures by the attorney-in-fact therein named.

==============================================================================
                              REOFFER PROSPECTUS
==============================================================================

                           ROYAL SILVER MINES, INC.
           Additional Registration of 831,775 Shares of Common Stock
                           Par Value $.01 Per Share
                   Issuable Under the Royal Silver Mines, Inc.
                    1992 Stock Option and Stock Award Plan
           (As Last Amended By Shareholder Approval on June 17, 1995)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REOFFER PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Reoffer Prospectus relates to Shares of common stock, $.01 par value, of Royal Silver Mines, Inc. ('Royal' or the 'Company'), issued pursuant to the Company's 1992 Stock Option and Stock Award Plan, as amended by the First Amendment to 1992 Stock Option and Stock Award Plan, which may be offered by certain shareholders of the Company (the 'Selling Shareholders') for their own respective accounts (the 'Shares'). The Company will not receive any part of the proceeds from the sales thereof (See 'Selling Shareholders' section, below). The Selling Shareholders are affiliates of the Company.

The Company has not been advised by the Selling Shareholders that there are any underwriting arrangements with respect to the sale of the Shares. The Shares will be sold from time to time in the over-the-counter market at then prevailing prices, or at prices related to then current market prices, or in private transactions at negotiated prices, and brokerage fees may be paid by the Selling Shareholders in connection therewith. The Selling Shareholders will pay all applicable stock transfer taxes, transfer fees and related fees and expenses. The Company will bear the cost of preparing and filing the registration statement and prospectuses and all filing fees and legal and accounting expenses in connection with registration under federal and state securities laws.

The Company's common stock is traded in the Nasdaq Bulletin Board OTC market under the ticker symbol 'RSMI.' On December 31, 1996, the closing average price of the stock was $0.875.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE 'RISK FACTORS' INDICATED BELOW.

The Date of this Reoffer Prospectus is December 31, 1996.

   NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS REOFFER PROSPECTUS, IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS REOFFER PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE SECURITIES COVERED BY THIS REOFFER PROSPECTUS TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER DELIVERY OF THIS REOFFER PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                              TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .  3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . .  3

THE COMPANY . . . . . . . . . . . . . .  . . . . . . .  . . . . . . . . .  4

HISTORY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

STRATEGY AND BUSINESS PLAN  . . . . . . . . . . . . . . . . . . . . . . .  6

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

GOVERNMENT REGULATION AND ENVIRONMENTAL CONCERNS  . . . . . . . . . . . .  10

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . .  . . . . . . . . .  12

SELLING SHAREHOLDERS . . . . . . . . . . . . .  . . . . . . . . . . . . .  12

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . .  . . . . . . . .  13

DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . .  . . . . . . . . .  14

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . .  . . . . . . . . .  16

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . .  16


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES.

                         AVAILABLE INFORMATION

Royal is subject to the informational requirements of the Securities Exchange Act of 1934 (the 'Exchange Act') and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, statements and other information may be inspected at and copies of such material may be obtained (at prescribed rates) from the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and at certain of its regional offices at 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, CA 90036-3648, 219 South Dearborn Street, Chicago, IL 60604, and 75 Park Place, 14th Floor, New York, NY 10007 or may be electronically retrieved through the Edgar' system administered by the Commission.

This Reoffer Prospectus, which constitutes an exhibit to the registration statement filed by the Company with the Commission under the Securities Act, as amended (the 'Registration Statement'), omits certain of the information contained in the Registration Statement. Reference is here-by made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Shares offered hereby. Statements contained herein concerning document provisions are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement, or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following document, which is on file with the Commission is incorporated herein by reference and made a part hereof: the Company's Annual Report, as filed on Form 10-K for the year ended September 30, 1996.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Reoffer Prospectus and prior to the termination of the offering of the Shares made by this Reoffer Prospectus shall be deemed to be incorporated by reference in this Reoffer Prospectus and to be a part of this Reoffer Prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Reoffer Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Reoffer Prospectus.

The Company undertakes to provide without charge to each person, including any beneficial owner, to whom this Reoffer Prospectus is delivered, upon written or oral request by such person, a copy of any document referred to above which has been or may be incorporated herein by reference in this Reoffer Prospectus, other than exhibits to such documents not specifically incorporated by reference. Such written or oral request should be directed to the Corporate Secretary of the Company and may be transmitted by any of the following means:

      (a) By mail/courier, to:  10220 N. Nevada, Suite 230
                                Spokane, Washington 99218

      (b) By facsimile, to:     509/466-3321; or

      (c) By E-Mail, to:        rsmi @ royalsilver.com

For further information, please refer to the Registration Statement.

Each person with an agreement of award of shares or options under the Plan will be provided with copies of all reports, proxy statements and other communications generally distributed to Royal shareholders.

                               THE COMPANY

Royal Silver Mines, Inc. (generally referred to as 'Royal' or 'the Company'), formerly known as Consolidated Royal Mines, Inc., and also, Royal Minerals, Inc., is a U.S. mineral resource company incorporated under the laws of the State of Utah. The Company is engaged in the business of acquiring and exploring mineral properties containing silver, gold, copper, and other mineralization, with a primary emphasis on silver. Prior to September 30, 1995, Royal acquired all of the outstanding securities of Celebration Mining Company ('Celebration'), a development stage company, pursuant to a share exchange agreement and plan of reorganization ('Reorganization'). Unless indicated differently by the context, all references to 'the Company' and 'Royal' in this report shall be read to refer to Royal Silver Mines, Inc., the corporate entity that resulted from the business combination of Consolidated Royal Mines, Inc. and Celebration Mining Company.

Prior to the Reorganization, Celebration was a non-public, closely held Washington corporation. It was formed in February 1994 to identify and acquire mineral properties for subsequent exploration and development, if warranted, through equity financing and joint venture arrangements. The Reorganization has been accounted for as a purchase by Celebration of Royal. Celebration was treated as the acquiring company for financial reporting purposes because its shareholders constituted greater than 50 percent of the combined shareholder group at the time of reorganization. In conformity with generally accepted accounting principles and the Company's accounting policy, Celebration is recognized as the predecessor entity. Consequently, Celebration's assets and liabilities were not adjusted in the accompanying financial statements. On the other hand, for purposes of reporting statutory and corporate authority, Royal is deemed to be the acquiring corporation, and Celebration is now a wholly-owned subsidiary of Royal. Prior to the Reorganization, Royal had been a majority-owned subsidiary of Centurion Mines Corporation ('Centurion'). Currently, however, Centurion holds an approximate 14 percent shareholder interest in Royal and is an affiliate and related party of the Company.

The Company operates its business as an exploration stage company, meaning that it intends to receive income from property sales, joint ventures, or other business arrangements with larger companies, rather than developing and placing its properties into production on its own. There currently are several business arrangements, joint venture prospects, and potential property sales from which the Company expects to receive income. The Company has owned royalty interests in properties situated in Utah's Gold Belt. There has been and is no assurance that the Company will receive royalties from these properties; it received no royalty income during the fiscal year ended September 30, 1996 ("Fiscal 1996").

The Company currently has no revenues. At September 30, 1996, the Company's accumulated deficit was $3,057,817. Although it has recurring losses from operations, the Company has increased its operating capital and improved its
financial condition and ability.   Regarding its losses from operations, the
Company cannot assure that it will be able to fully carry out its plans as budgeted without additional operating capital. At September 30, 1996, the Company had a cash balance of $688,716 and working capital of $686,573, as compared to a cash balance of $151,698 and a working capital deficit of $665,274 at September 30, 1995. Royal will need capital resources of approximately $40,000 per month to meet its estimated expenditures for the ensuing twelve months. The Board of Directors has instructed management to consult with experienced financial and investment advisory firms to formulate arrangements for such capital fund raising. Currently, the Company is pursuing various alternatives, including, if necessary, the private placement of stock.

During the twelve months ended September 30, 1996, the Company placed 1,949,332 shares of its common stock for $2,958,314 in cash. The Company also issued 406,050 shares of its common stock in lieu of outstanding debt. The stock was issued at $1.50 per share for a total value of $609,075. At the end of September, 1996, the Company reached an agreement with Centurion Mines Corporation, a related affiliate, for an option to purchase or assign up to 800,000 shares of Royal common stock, presently owned by Centurion Mines and representing approximately seven and one-half percent of currently outstanding shares, at an exercise price of $1.75 per share. The re-purchase option, which is assignable to third parties, expires October 1, 1998.

As discussed in greater detail below in the section entitled 'The Company's Strategy and Business Plan,' a substantial portion of Royal's assets consist of investments in mineral properties for which additional exploration is required to determine if they contain mineralization that is economically recoverable. The realization of these investments is contingent to a large extent upon the success of Royal's property transactions as a whole, the existence of economically recoverable metals and other mineralized material, the ability of the Company to obtain financing or make other arrangements for development, and upon future profitable production. The likelihood and extent to which these contingencies may be material is uncertain, and Royal cannot assure that the outcome of these uncertain events will not have a material impact and result in adverse consequences to the Company. If Royal does not receive suitable financing or funds from its present or future business arrangements to develop these properties, and continues to suffer losses from operations, the Company will revise its business activities accordingly.

                                 HISTORY

The Company was incorporated in Utah on April 6, 1969 as Royal Resources, Inc. for the purpose of acquiring and developing mineral properties. The Company changed its name to Royal Minerals, Inc., on January 6, 1983, and became a public company in July 1984. Royal complied with the Securities and Exchange Commission reporting requirements until August 1986, at which time Royal filed Form 15 with the Commission and suspended further reporting requirements. On January 31, 1992, Centurion owned 82.3 percent of the Company's common stock (see the section entitled 'Centurion's Acquisition and Control of the Company,' below.) Also on January 31, 1992, the Company shareholders authorized a 5-for-1 reverse stock split, and on March 4, 1994, authorized a 4-for-1 reverse stock split of the common stock of the Company.

On March 17, 1994, the Company changed its name to Consolidated Royal Mines, Inc. On November 22, 1994, the Company filed a registration statement on Form 10 and renewed its reporting requirements, effective January 23, 1995. During the fourth quarter of Fiscal 1995, the Company revised its business plan to concentrate on the acquisition of silver properties. That change in focus prompted Consolidated Royal Mines, Inc. and Celebration Mining Company to implement the Reorganization, which closed on August 8, 1995, and to change the Company's name to Royal Silver Mines, Inc., effective September 18, 1995.

                        STRATEGY AND BUSINESS PLAN

Royal's management believes that control of land and mineral rights is the key ingredient for financial success in the exploration and development phases of the mining business. Previously, Royal had concentrated its main exploration efforts in the northern Utah Gold Belt because of that area's history of profitable metal production and because of Royal's exploration experience in the western United States. After the Reorganization, the Company acquired a number of significant mineral properties focusing on silver resources. The Company expects to concentrate its main exploration efforts during Fiscal 1997 in Idaho's Coeur d' Alene Mining District and to a much lesser extent in the Lakeview Mining District, and Utah's Ashbrook Mining District where the Company owns a 25% interest in the Vipont Mine property. The Company was involved in a joint venture in Australia through an agreement between Celebration and an
Australian company.   A deep test exploration hole was drilled in search of a
buried massive sulfide target; however the hole encountered only weak mineralization.

Royal's corporate strategy is directed toward the acquisition of land positions for the exploration of mineralization in established mining districts that have had large and profitable production histories. This approach is referred to in the mining industry as 'headframe geology,' which is defined as concentrating efforts near previously known, profitable ore deposits. Royal does not currently have sufficient capital of its own to carry out its strategy and business plan.

The Company's plan of operation for Fiscal 1997 is to proceed with its exploration efforts and to seek business arrangements that, in conjunction with the funds of other companies or business entities, will provide sufficient funding to meet the initial expenditures required for the exploration of mineralization on such properties and to acquire land positions or other interests in mineral properties. It expects in this way to achieve an increase in the value of its assets and to obtain production income with less risk of its own funds for development expenditures and capital investment in production facilities. As a consequence of the Company's plans, management expects a reversal of the current trend of diminishing cash flow. However, because it currently does not have sufficient capital, if the Company is not successful in obtaining suitable joint venture commitments and funds, there is no assurance that the Company otherwise will obtain the capital it would need to achieve its business plan. During September 1996, the Company completed its initial due diligence review and signed a revised option agreement with the Placer Mining Corporation of Kellogg, Idaho, to purchase a 100 percent ownership interest in the Bunker Hill Mine, a silver-lead-zinc mine in Shoshone County, Idaho. The Bunker Hill Mine is the largest mine in northern Idaho's historic Coeur d'Alene Mining District, which currently has four major silver mines in production. The Bunker Hill Mine has produced over 35 million tons of ore over a one hundred year period.

Under the terms of the option, the Company can acquire the mine by making payment through one of two alternative purchase arrangements: the Company may either (1) pay $7 million and issue 500,000 shares of its restricted common stock to Placer Mining on or before May 10, 1997; or (2) pay $4 million and issue 500,000 shares to Placer Mining on or before May 10, 1997, and then pay an additional $3.5 million on or before May 10, 1998. Under either alternative, Placer Mining will retain a 2-3/4 percent net smelter return royalty on the property. The Company intends to raise the necessary funds via equity and/or debt financing, or through a possible joint venture with a major partner.

The Bunker Hill Mine, which was originally discovered in 1881, was last operated on a large scale in 1990. Placer Mining has reestablished small production of high grade lead-silver ore from stopes on 10 level and 11 level, but has lacked the requisite capital to properly redevelop the mine. In order to achieve the necessary economies of scale, and to benefit from low cost, bulk underground mining methods, the Company's engineers believe that a capital investment in excess of $50 million will be required over and above the purchase price. However, the Company believes that if the technical due diligence is favorable and the ongoing environmental issues can be satisfactorily resolved, an investment of that magnitude may be possible to obtain.

The Board of Directors reasonably believes that the Company is able to engage in nearly any size operation or scope of mining activity depending on the circumstances and merits of each proposed operation or mining activity. Accordingly, the Board has not limited the size of operation or scope of project which it believes is reasonable for management to consider in achieving the Company's business plan. Following that direction, management of the Company pursued a vigorous and fruitful program during the last quarter of Fiscal 1995, acquiring interests in seven distinct parcels of mineral property. Further, management has been authorized to consider and review all reasonable proposals and, upon satisfactory assessment, to then make a specific determination as to an estimated range of funding amounts that each such proposal reasonably might require.

By further direction of the Board of Directors, management may enter into new mining arrangements with joint venturers, partners, or other third parties. Such arrangements may be multi-party ventures to which the Company will contribute stock, cash, and/or mineral interests. In such arrangements, the Company's participation in revenues and profits, if any, will be reduced. At this time, the Company has no agreement or understanding with any third parties for the formation of a joint venture mining operation other than those described herein. The Company will encounter significant competition from firms currently engaged in the mining industry. In general, all of these companies are substantially larger than the Company, and have substantially greater resources and operating histories. (See 'Risk Factors,' below.)

Management, together with such professional advisors which the Company deems appropriate, will investigate prospective properties through on-site examination, reviewing available geologic reports or publications relating to the property, and a general field reconnaissance to secure preliminary information regarding characteristics of the property. If, from such preliminary reviews, management deems it advisable to further investigate the property, the Company may determine the condition of title and ownership by using abstractors or title companies, and may obtain a preliminary feasibility study by one or more geologists, mining engineers, or accountants. If, after the foregoing preliminary investigation, management determines that the property does not meet the Company's acquisition criteria, efforts to acquire the property will be abandoned, in which case costs incurred in conducting the investigation would not be recoverable. It should be noted, however, that the Company has only a limited amount of funds available for working capital which could be used for future exploration expenditures. Thus, if future exploration is desired, additional funds would be needed. Only a limited amount of such funds have currently been identified and there can be no assurance that such funds would be available at an acceptable cost, if at all.

Inasmuch as the eventual project, operation or mining activity could be of any size or scope, management is not able at this time to provide more exact amounts or a detailed listing of operation costs, including increases in general and administrative expense, if any. However, the Company plans to fund any increases in general and administrative expense principally from joint venture revenues, fees it may receive, or additional funds it may receive from debt or equity financing. Funds required to finance the Company's exploration and development of mineral properties are expected to come primarily from joint venture participant contributions with the remainder provided by funds generated from such joint venture and other lease or royalty arrangements.

Management has budgeted approximately $480,000 for Fiscal 1997 for general and administrative expenses and other operating costs. To date, the Company has made full and timely payment of its expenses, in particular to the various governmental payees it interacts with, and has met its obligations to the entities and contractors that provide its personnel, office space, and equipment needs. The Company currently is seeking additional sources of working capital sufficient to continue its present level of funding its general and administrative expenses and meet ongoing payment obligations for its leases to governmental bodies. Operating costs are largely dependent upon the level of exploration and development activity engaged in, which, in turn, is dependent upon availability of funds. The Company has determined not to incur any operating costs related to exploration and development until sufficient funds are available for payment.

                               RISK FACTORS

The following risk factors with respect to the Company and its operations may affect its strategy and business plan:

1. RECENT STATUS AS A PUBLIC REPORTING COMPANY. The Company became a fully reporting public company on January 23, 1995. The Company has no current operating history and is subject to all risks inherent in a developing business enterprise. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business in general and those specific to the natural resource industry and the competitive and regulatory environment in which the Company will operate.

2.  EXPLORATION STAGE COMPANY.   Mineral exploration, particularly for gold and
silver, is highly speculative in nature, frequently is nonproductive, and involves many risks, often greater than those involved in the discovery of mineralization. Such risks can be considerable and may add unexpected expenditures or delays to the Company's plans. There can be no assurance that the Company's mineral exploration activities will be successful or profitable.

Once mineralization is discovered, it may take a number of years from the initial phase of drilling until production is possible, during which time the economic feasibility of production may change.

A related factor is that exploration stage companies use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to acquire an interest in property or to commence exploration or development work. These estimates generally rely on scientific estimates and economic assumptions, and in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a property before it can be determined whether or not the property contains economically recoverable mineralization.

The economic viability of a property cannot be determined until extensive exploration and development has been conducted and a comprehensive feasibility study performed. The Company currently does not have any such feasibility studies, and has not yet prepared feasibility studies on any of its properties. Moreover, the market prices of any minerals produced are subject to fluctuation, which may negatively affect the economic viability of properties on which expenditures have been made. The Company is not able to determine at present whether or not, or the extent to which, such risks may adversely affect the Company's strategy and business plans.

3. COMPETITION. The mining industry is very competitive. There is a high degree of competition to obtain favorable mining properties and suitable mining prospects for drilling, exploration, development and mining operations. The Company encounters competition from a handful of other similarly-situated mining companies in the silver mining industry in connection with the acquisition of properties capable of profitably producing silver and other mineralization. The Company is unable to ascertain the exact number of such competitor companies, however, the Company believes that with the acquisition of significant properties in the Coeur d'Alene Mining District of Northern Idaho, USA, its competitive position for exploring and developing such properties for silver mineralization should improve. Nevertheless, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company's programs will yield commercially minable reserves.

4. LACK OF REVENUE. The Company needs additional capital but currently has no revenues. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the mineralization from the ore and, in the case of new properties, to construct mining and processing facilities. The Company lacks a constant and continual flow of revenue. The Company currently holds certain royalty interests in several mining properties previously sold, but there is no assurance that the Company will receive royalty payments, or that the Company will otherwise receive adequate funding to be able to finance its exploration activities. The Company is looking for revenue sources on an on-going basis, but there can be no assurance that such sources can be found or that, if available, the terms of such financing will be commercially acceptable to the Company. Because of the Company's need for additional capital to fund its present operations, to complete the acquisition of certain mineral rights, and to provide for further exploration and development, the lack of consistent revenue could be a detrimental factor in the progress of the Company.

5. REALIZATION OF INVESTMENTS IN MINERAL PROPERTIES AND ADDITIONAL CAPITAL NEEDS. The ultimate realization of the Company's investments in mineral properties is dependent upon the success of future property sales, the existence of economically recoverable reserves, the ability of the Company to obtain financing or make other arrangements for development and upon future profitable production. The Company expects to finance its operations for Fiscal 1997 through the sale of equity securities, joint venture arrangements (including project financing), and the sale of interests in mineral properties. The Company does not have sufficient capital of its own to explore and develop its mineral properties and there can be no assurance that the Company will be successful in obtaining the required funds to finance its long-term capital needs.

6. RETENTION AND ATTRACTION OF KEY PERSONNEL. The Company's success will depend, in large part, on its ability to retain and attract highly qualified personnel. The Company's success in retaining its present staff and in attracting additional qualified personnel will depend on many factors, including its ability to provide them with competitive compensation arrangements, equity participation and other benefits. There is no assurance that the Company will be successful in retaining or attracting highly qualified individuals in key management positions.

7. REGULATORY CONCERNS. Environmental and other government regulations at the federal, state and local level pertaining to the Company's business and properties may include: 1) Surface Impact, 2) Water Acquisition, 3) Site Access, 4) Reclamation, 5) Wildlife Preservation, 6) Licenses and Permits, and
7) Maintaining the Fees for unpatented mining claims.   See the section below
entitled 'Government Regulation and Environmental Concerns,' for a comprehensive discussion of the risks related to this factor.

             GOVERNMENT REGULATION AND ENVIRONMENTAL CONCERNS

The Company is committed to complying and, to its knowledge, is in compliance with all governmental and environmental regulations. The Company's activities are subject to extensive federal, state, and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, including those with respect to unpatented mining claims.

As used in this Annual Report, the term 'unpatented mining claim' refers to a mining claim on federal lands which has not been converted into full fee ownership in the name of a private person or entity. The process of converting ownership was established under the (U.S.) General Mining Law of 1872, as amended (the 'General Mining Law'), and requires that certain conditions be met. Once met, and all other requirements are satisfied, the U.S. government transfers ownership of the underlying property (held to that point in the public trust) to the private person or entity by granting fee simple and conveying full private ownership of the subject mineral property, including mineral rights, surface, subsurface and appurtenant rights, subject to any vested and accrued water rights. The act of granting full fee ownership is accomplished by a duly endorsed instrument referred to as a 'patent.' Until such time as a mining claim on federal land may be 'patented,' the claim is deemed an 'unpatented mining claim' and ownership is held in the public trust by the U.S. government subject to existing federal mining laws and other applicable statutory or regulatory provisions as may be implemented by the federal bureaucracy.

In 1992, the U.S. Congress passed a number of amendments to the General Mining Law which governs mining claims and related activities on federal lands. A holding fee of $100 and a filing assessment of $35 per claim was imposed upon unpatented mining claims located on federal lands. Since 1992, a variety of legislation has been proposed to further amend the General Mining Law. The proposed legislation would, among other things, impose royalties and add requirements affecting reclamation, environmental controls, and restoration. although such legislative proposals are not currently in effect, the likelihood or extent of subsequent enactments is not presently known and the potential impact on the Company as a result of future congressional action cannot be predicted.

The Company's activities are not only subject to extensive federal, state, and local regulations controlling the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. Also, as discussed above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with the compliance of such laws, regulations, and permits could become such that the Company would not proceed with the development or operation of a mine, the Company is not presently aware of any material environmental constraint affecting its properties that would preclude the economic development or operation of any specific property, other than those relating to the Bunker Hill Mine (described in Item 2.)

At present, the Company does not have any environmental control facilities. Thus, the Company has not made any material capital expenditures for environmental controls, other than the nominal costs of preparing the plans and contingencies for such environmental controls, measures and facilities as may be required in its future activities.

As the Company becomes more active on its properties, it is reasonable to expect that compliance with environmental regulations will substantially increase costs to the Company. Such compliance may include feasibility studies on the surface impact of the Company's proposed operations; costs associated with minimizing surface impact; water treatment and protection; reclamation activities, including rehabilitation of various sites; on-going efforts at alleviating the mining impact on wildlife; and permits or bonds as may be required to ensure the Company's compliance with applicable regulations. It is possible that the costs and delays associated with such compliance could become so prohibitive that the Company may decide to not proceed with the exploration, development, or mining operations on any of its mineral properties.

Specifically as it relates to the Company's option to purchase the Bunker Hill Mine, Royal Silver Mines has endeavored to assess the environmental issues, including preexisting conditions such as acid water mine drainage and related treatment efforts, and the impact of these and other issues that may arise pertaining to environmental protection requirements and areas of concern, some of which are tailings pond construction, mine waste rock disposal, etc. Discussions with the State of Idaho and the EPA have been ongoing and continue. The company expects to complete a full review and determination of the environmental impact and requirements to bring the mine to an economically productive level.

Future costs of compliance may depend upon the extent and type of exploration and testing required. Moreover, there is no assurance that the Company will be able to comply with requirements imposed on future development, or that the Company will be able to economically develop operating mines under such regulations. Therefore, management is not able to estimate those amounts at this time.

                                USE OF PROCEEDS

The Shares have been or will be issued to the Selling Shareholders as awards under the Plan. Pursuant to the Registration Statement, the Selling Shareholders may offer their Shares for their own respective accounts and the Company will not receive any part of the proceeds from the sale thereof.

                           SELLING SHAREHOLDERS

The Selling Shareholders will be officers and directors of the Company, shareholders who own 5% or more of the outstanding Shares of the Company ('Principal Shareholders'), and shareholders who receive Shares pursuant to awards under the Plan (the "Other Selling Shareholders"). As of the date of this Reoffer Prospectus, awards of the Shares and options to acquire Shares have been made under the Plan to the following Principal Shareholders, officers, directors and Other Selling Shareholders.


PRINCIPAL SHAREHOLDERS             SHARES                 SHARES
(F1)                               AWARDED                ISSUED
                                ____________           ____________

Howard Crosby                     260,000                  65,000
105 N. First, Ste. 232
Sandpoint, ID 83864

Robert E. Jorgensen               134,500                   34,500
W. 2719 Strong Rd.
Spokane, WA 99208

OFFICERS AND DIRECTORS
Howard Crosby                     SEE ABOVE              SEE ABOVE
Robert E. Jorgensen               SEE ABOVE              SEE ABOVE
Ronald Kitching                    30,000                    7,500
Hal Cameron                        22,500                   15,000
Spenst Hansen                      52,500                   46,500
Jerry Stacey                       21,000                   14,000
Carlos M. Chavez                   35,000                   20,000
James W. Prier                     30,000                    7,500
John Ryan                          40,700                   25,700

OTHER SELLING SHAREHOLDERS        158,800                   43,050

                     TOTALS:      785,000                  235,700
                                  ========                 =======

<F1>  All shares are owned beneficially and of record, unless otherwise noted.
Mr. Crosby is a director, executive officer and 50% shareholder of Extol International Corp., a privately-held Washington corporation. As a 50% shareholder, Mr. Crosby holds indirect beneficial ownership of one-half of the restricted shares retained by Extol following the closing of the share exchange with Celebration.

                             PLAN OF DISTRIBUTION

The Shares may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

The Shares may be sold in one or more of the following ways:

  (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  (b) purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Reoffer Prospectus.

  (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be 'underwriters' within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Reoffer Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Reoffer Prospectus.

  (d) private transactions at a negotiated price.

Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution, or secondary distribution or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Act, disclosing
(i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of Shares involved, (iii) the price at which such Shares will be sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Reoffer Prospectus and (vi) other facts material to the transaction.

The Selling Shareholders will be subject to anti-fraud and anti-market manipulation rules under the Exchange Act in connection with this offering. Rules 10b-2, 10b-6 and 10b-7, among others, effectively prohibit the Selling Shareholders from purchasing the Company's common stock while the Shares are being offered pursuant to this Reoffer Prospectus.

The Company has agreed to indemnify the Selling Shareholders and underwriters acting on their behalf against certain liabilities, including liabilities under the Securities Act, for material misrepresentations contained, or omissions not contained, in this Prospectus.

The laws of certain states may require that sales of the Shares offered hereby be conducted solely through the brokers or dealers so registered in those states.

                         DESCRIPTION OF SECURITIES

AUTHORIZED CAPITAL
------------------
The Company is authorized to issue 40,000,000 shares of common stock, $.01 par value, of which 10,692,732 were issued and outstanding as of December 31, 1996. All outstanding shares are fully-paid and non-assessable. The approximate number of holders of common stock of record on December 31, 1996, was approximately 390.

DIVIDENDS
---------
The holders of the common stock are entitled to dividends as determined by the board of directors from legally available funds. All shares of common stock have equal rights to participate in any dividend, if, as and when declared by the board of directors. Since its inception, the Company has not paid any dividends on its common shares and does not anticipate or contemplate paying dividends in the foreseeable future. Management of the Company presently intends to use earnings to finance future growth and development.

VOTING RIGHTS
-------------
The holders of common stock are entitled to one vote for each share of common stock held. The Shares do not have the right to cumulative voting for directors, which means that holders of more than 50% of the Shares voting for the election of directors can elect all of the directors if they choose to do so.

PRE-EMPTIVE RIGHTS
------------------
No shares have pre-emptive rights.

TRANSFER AGENT
--------------
OTC Stock Transfer, Inc., is transfer agent for the Company's common stock.
The address is P.O. Box 15600, 231 East 2100 South, Salt Lake City, Utah 84115. The telephone number is 801/485-5554 and the facsimile number is 801/486-0562.

RESTRICTIONS ON TRANSFERABILITY OF COMMON STOCK
-----------------------------------------------
During the effectiveness of the Registration Statement of which this Reoffer Prospectus is a part, the Shares may be sold and transferred subject to the requirement that the Selling Shareholder and any underwriters acting on behalf of such Selling Shareholder deliver this Reoffer Prospectus to each offeree. After the Registration Statement ceases to be effective, Shares purchased from the Selling Shareholder or any underwriters acting on behalf of such Selling Shareholder may be resold and transferred without the filing of a subsequent registration statement.

The award of Shares or options to purchase Shares under the Plan may be subject to contractual restrictions on transferability. Any such contractual restriction will be conspicuously noted on the certificates representing the effective securities. No Shares may be sold hereunder except in accordance with such contractual restrictions. As of the date of this Reoffer Prospectus, no contractual restrictions have been imposed on awards under the Plan.

WARRANTS AND OPTIONS
--------------------
The Plan as amended and authorizes, by ratification, the issuance to key employees, officers and directors of the Company of up to 1,069,275 shares of the Company's common stock, including issuances effectuated by exercise of options or warrants certificated under the Plan for the purchase of common Shares registered hereby. As of the date of this Reoffer Prospectus, awards of options and warrants have been authorized and awarded under the Plan, but none have been exercised.

                               LEGAL MATTERS

The legality of the Shares offered hereby will be passed upon for the Company by Carlos M. Chavez, Esq., Salt Lake City, Utah.

                                  EXPERTS

The consolidated financial statements and schedules incorporated by reference in this Reoffer Prospectus and elsewhere in the Form S-8 Registration Statement have been audited by Williams & Webster P.S., Certified Public Accountants, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the realizability of the Company's investments in mineral properties as discussed therein in Note 1 to the consolidated financial statements.